TO:

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

FROM:

Skybox Sports Network, Inc.

December 4, 2020

Re: Response to Comment Letter Dated November 30, 2020

Re: Skybox Sports Network Inc.

Amendment No. 1 to Offering Statement on Form 1-A

Filed November 17, 2020

File No. 024-11343

Comment 1:

General

1.	We note your response to comment 7. Disclosure on page 7 provides that the officers and directors retain the right to issue themselves more shares so as not to lose control of the Company. Please expand your disclosure, where necessary, to discuss the circumstances that may trigger such issuance of securities to your officers and directors. In addition, please provide a materially complete discussion of the terms for such type of issuance of securities.

Response:

The following language has been added to Page 7 to expand the disclosure on how the circumstances for these transactions may be triggered:

The officers and directors retain the right to vote to issue new additional shares for, but not limited to further capital infusions, bonuses, new employee and director incentives, consulting work on behalf of the, infusion of assets, etc. These transactions will be voted on and approved by the Board of Directors. The price for these types of transactions is not fixed at this time and may vary, and some shares may be issued at par value of $0.001. These shares will bear a restrictive legend under Rule 144 unless registered at some future date by the Company.

Comment 2:

2.	We note your response to comment 1 and reissue our comment. Item 1(d) of Part II of Form 1-A requires you to include a cross reference in the cover page to the disclosure required by Item 14 of Form 1-A.

Response:

The following language has been added to the Summary 1(d) as a cross reference to Item 14:

Additional Information:	For additional information refer to Item 14, Securities Being Offered beginning on page 23.

Comment 3:

3.	In your amended offering statement, please be sure to also provide an updated signature page to reflect the date of the latest amendment.

Response:

Noted and updated signature page to reflect the date of this amendment.

Comment 4:

Dilution, page 12

4.	We have reviewed your dilution section and have the following observations:
•	You disclose that the price of your common stock paid by your officers, directors and early investors was $0.0001 per share. Please revise your disclosure in light of the fact that 2,000,000 shares were initially purchased for $20,100;
•	You make reference to raising $20 million, but we note that 20,000,000 shares are being offered at $0.50 per share. As such, please revise your disclosure to refer to $10 million being raised if all 20,000,000 shares are sold; and
•	Please help us understand how you have calculated the "percent dilution to new investors" amounts presented on page 12.

Response:

•	Corrected to $0.010005 from $0.0001
•	Corrected to reflect $10.0M
•	Here is the response to the comment on “percent dilution to new investors”:

Net Tangible Book Value- Is the Tangible asset minus the Total liability divided by Outstanding shares.

Net tangible book value after giving effect to the offering- Tangible Asset plus the amount of percentage offered sold (25-100) less any liabilities. The total of that is then divided by the total outstanding shares of each % offering.

Per Share Dilution to New Investors- The value of the above is deducted from the offered price per share to arrive at this.

Percent Dilution to New Investors- The offered price per share less per share dilution to new investors times 100 gives you the percentage value.

We will note that our auditor reviewed the calculations and signed off on them.

Comment 5:

Relationships, page 17

5.	We note your response to comment 11 stating that the BARSTOOL and 2DB pending marketing opportunities depend on sufficient capital being raised. Please define the term "pending marketing" opportunity and make it clear to readers that you currently have no relationship with either BARSTOOL or 2DB.

Response:

The following language was added to Page 17 to more clearly define these “pending relationships”:

Skybox is negotiating these relationships at this time, and hope to execute them when possible, but these relationships are not in place at this time. There is also no assurance that Skybox will be able to execute these relationships due to time delays or lack of funds.

Comment 6:

Governing Law, and Venue, page 18

6.	We note your response to comment 15 and reissue our comment. We further note that your exclusive forum provision does not apply to claims under federal securities laws. Please expand your disclosure to clearly state that this provision applies to your Subscription Agreement, and discuss the effects that your exclusive forum provision may have on potential investors, such as, but not limited to, increased costs to bringing a claim and that these provisions can discourage claims or limit investors' ability to bring a claim in a judicial forum that they find favorable. In addition, please clarify whether or not this provision applies to purchasers in secondary transactions. Consider providing risk factor disclosure related to your exclusive forum provision.

Response:

The following was added as a Risk Factor:

The Governing Law, and Venue may add significant cost, discourage claims and limit investors ability to bring a claim in a judicial forum the investor deems more favorable.

This Agreement shall be construed in accordance with, and governed by, the laws of the District Court of the Clark County Judicial District of the State of Nevada for any claim as to which the Clark County District Court of the State of Nevada has jurisdiction. Unless any claim as to which the Clark County District Court of the State of Nevada determines there is an indispensable party not subject to the jurisdiction of the Clark County District Court of the State of Nevada (and the indispensable party does not consent to the personal jurisdiction of the Clark County District Court of the State of Nevada within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Clark County District Court of the State of Nevada, or for which the Clark County District Court of the State of Nevada does not have subject matter jurisdiction. This provision does not, nor is intended to, apply to claims under the Federal securities laws. This exclusive legal forum provision could add significant cost, discourage claims, and limits the ability of investors to bring a claim in a more favorable legal forum or jurisdiction. This provision does not apply to purchasers in secondary transactions. This provision also does apply to the Subscription Agreement for this Offering.

And the following language was added to Governing Law, and Venue, page 18:

This exclusive legal forum provision could add significant cost, discourage claims, and limits the ability of investors to bring a claim in a more favorable legal forum or jurisdiction. This provision does not apply to purchasers in secondary transactions.

The Company feels that we have addressed the Comments submitted in our response and in our amendments to the Form 1-A filing.

/s/ Ronald Frederickson

Ronald Frederickson – CEO, Chairman/Director

SKYBOX SPORTS NETWORK, INC.